UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FELDMAN MALL PROPERTIES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

314308107

(CUSIP Number)

Lori Foust

Treasurer

Inland American Real Estate Trust, Inc.

2901 Butterfield Road
Oak Brook, Illinois 60523
(630) 218-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 10, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 314308107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (Entities Only) Inland American Real Estate Trust, Inc. (I.R.S. Employer Identification No. 34-2019608)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland Address of Principal Office 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,829,599 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,829,599 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,829,599 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.0% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)          Includes 1,283,500 shares of common stock owned by Inland American Real Estate Trust, Inc. and 3,546,099 shares of common stock assuming the conversion of the 2,000,000 shares of series A preferred shares at a conversion rate equal to an initial conversion ratio of 1:1.77305 issued pursuant to the purchase agreement entered into on April 10, 2007 described below in Item 4.

(2)          The percentage is calculated based on a total of 16,666,345 shares of common stock, par value $0.01 per share, which is the sum of (a) 13,120,246 shares of common stock par value $0.01 per share, outstanding as of November 1, 2006, as disclosed in the Company’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2006, plus (b) 3,546,099 shares of common stock issuable upon the conversion of 2,000,000 shares of series A preferred shares, at an initial conversion ratio of 1:1.77305, issued pursuant to the purchase agreement entered into on April 10, 2007 described below in Item 4.

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Inland Investment Advisors, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois Address of Principal Office 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,829,599 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,829,599 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.0% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)          Inland Investment Advisors, Inc. provides investment advisory services to Inland American Real Estate Trust, Inc. pursuant to an Investment Advisory Agreement described below in Item 3.  The shares reported consist of 1,283,500 shares of common stock owned by Inland American Real Estate Trust, Inc. and 3,546,099 shares of common stock assuming the conversion of the 2,000,000 shares of series A preferred shares at a conversion rate equal to an initial conversion ratio of 1:1.77305 issued pursuant to the purchase agreement entered into on April 10, 2007 described below in Item 4.  Under the Investment Advisory Agreement, Inland Investment Advisors, Inc. shares the power of disposition with Inland American Real Estate Trust, Inc.

(2)          The percentage is calculated based on a total of 16,666,345 shares of common stock, par value $0.01 per share, which is the sum of (a) 13,120,246 shares of common stock par value $0.01 per share, outstanding as of November 1, 2006, as disclosed in the Company’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2006, plus (b) 3,546,099 shares of common stock issuable upon the conversion of 2,000,000 shares of series A preferred shares, at an initial conversion ratio of 1:1.77305, issued pursuant to the purchase agreement entered into on April 10, 2007 described below in Item 4.

CUSIP No. 314308107

This Amendment No. 1 to the Schedule 13D amends and restates in its entirety the Schedule 13D dated March 21, 2006 filed by Inland American Real Estate Trust, Inc. with the Securities and Exchange Commission on March 31, 2006.

Item 1.            Security and Issuer

Common Stock, $.01 par value per share (the “Shares”).

Feldman Mall Properties, Inc. (the “Company”)

1010 Northern Blvd., Suite 314

Great Neck, N.Y. 11021

Item 2.            Identity and Background.

(a)                                  Inland American Real Estate Trust, Inc. (the “Inland American”)

(b)                                 State of Incorporation:  Maryland

Address of Principal Office:  2901 Butterfield Road, Oak Brook, Illinois 60523

(c)                                  Principal Business:  Inland American seeks to acquire and manage a diversified (by geographical location and by property type) portfolio of real estate primarily improved for use as shopping or retail centers, malls, multi-family residential buildings, office and industrial buildings located in the United States and Canada.  Inland American also may seek to acquire publicly traded or privately owned entities that own such commercial real estate assets.  These entities may include REITs and other “real estate operating companies,” such as real estate management companies and real estate development companies.

(d)                                 Inland American was formed on October 4, 2004 and has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.  To the knowledge of Inland American, none of the executive officers and directors of Inland American has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)                                  Inland American was formed on October 4, 2004 and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.  To the knowledge of Inland American, none of the executive officers and directors of Inland American has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which subjected him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Please see Appendix A filed with this Schedule 13D for Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of Inland American, which information is incorporated by reference into this Item 2.

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(a)           Inland Investment Advisors, Inc. (“Adviser”)

(b)                                 State of Incorporation:  Illinois

Address of Principal Office:  2901 Butterfield Road, Oak Brook, Illinois 60523

(c)                                  Principal Business:  Adviser purchases, sells, exchanges and otherwise trades in securities, places orders for the execution of transactions with or through brokers or dealers Adviser selects, and renders, furnishes and provides advice and analyses regarding securities on behalf of its clients.

(d)                                 Adviser has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.  To the knowledge of Adviser, none of the executive officers and directors of Adviser has been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

(e)                                  Adviser has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.  To the knowledge of Adviser, none of the executive officers and directors of Adviser has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which subjected him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Please see Appendix B filed with this Schedule 13D for Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of Adviser, which information is incorporated by reference into this Item 2.

Item 3.            Source and Amount of Funds or Other Consideration.

On April 10, 2007, Inland American entered into a purchase agreement with the Company to purchase up to 2,000,000 shares of series A preferred stock of the Company. Pursuant to the purchase agreement, Inland American has agreed to purchase series A preferred stock at a price of $25.00 per share, for a total investment of $50 million.   The series A preferred shares are convertible into 3,546,099 Shares assuming an initial conversion ratio of 1:1.77305, as described in Item 4 below.  No funds were borrowed by Inland American to purchase the series A preferred shares.  The information set forth in Item 4 below is incorporated by reference into this Item 3.

Pursuant to an Investment Advisory Agreement made and entered into as of November 15, 2005 by and between Inland American and Adviser (the “Advisory Agreement”), Adviser has purchased on behalf of Inland American a total of 1,283,500 Shares for an aggregate price of $14,827,280.96 in approximately forty-five open-market transactions that occurred between December 14, 2005 and July 25, 2006, which includes the open-market transactions previously disclosed in the Schedule 13D filed by Inland American on March 31, 2006.  The working capital of Inland American and brokerage account margin loans were the sources of consideration for the purchases.  Inland American may continue to utilize margin credit from time to time for the purchase of Shares, subject to applicable federal margin

CUSIP No. 314308107

regulations, stock exchange rules and the brokerage firm’s credit policies.  The cost of borrowing with respect to margin accounts fluctuates with the broker loan rate and the amount of the debit balance.  The positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in those accounts.  To the knowledge of Inland American, this Item 3 is inapplicable to the executive officers and directors listed on Appendix A because none of those executive officers and directors has purchased or intends to purchase any Shares of the Company.  To the knowledge of the Adviser, this Item 3 is inapplicable to the executive officers and directors listed on Appendix B because none of those executive officers and directors has purchased or intends to purchase any Shares of the Company.

Item 4.            Purpose of Transaction.

On April 10, 2007, Inland American entered into an agreement to purchase up to 2,000,000 shares of series A preferred stock of the Company.  Pursuant to Inland American’s agreement with the Company, Inland American has agreed to purchase series A preferred stock at a price of $25.00 per share, for a total investment of $50 million.  Inland American is required to purchase at least 600,000 shares of the series A preferred stock by April 30, 2007; however, if the closing for these shares occurs after April 16, 2007, the Company must pay Inland American a stand-by fee of $2,815.07 for each day from and including April 17, 2007, to and including the day before initial closing.  Inland American must purchase the remaining shares of the series A preferred stock, in minimum increments of 400,000 shares, by April 10, 2008.  As of April 18, 2007, Inland American has not yet purchased any shares of the Company’s series A preferred stock.

The series A preferred stock has no stated maturity and has a liquidation preference of $25.00 per share (the “Liquidation Preference”).  Distributions will accumulate at 6.85% of the Liquidation Preference, payable at the Company’s regular distribution payment dates.  If approved by a vote of the majority of the Company’s common stockholders, Inland American may convert its shares of series A preferred stock, in whole or in part, into the Company’s common stock after June 30, 2009, at an initial conversion ratio of 1:1.77305 (the “Conversion Rate” representing an effective conversion price of $14.10 per share of the Company’s common stock).  The Company has agreed to seek approval to convert the series A preferred stock into Shares.

In the event that stockholder approval to permit the conversion has not been obtained prior to June 1, 2008, the distribution rate on the preferred shares will be increased to 7.85% on June 1, 2008 and by 100 basis points each year after that to a cap of 9.85% at June 1, 2010 (reverting to 6.85% as soon as convertibility approval is obtained).  If the convertibility is approved by the Company’s stockholders, the rate will remain at 6.85% until conversion or redemption.  Distributions will increase an additional 1.00% from and after any failure by the Company to pay four quarterly distributions (which need not be consecutive).

The Company has the option to redeem the series A preferred stock at any time beginning on August 1, 2009 at the Liquidation Preference ($25.00 per share).  In addition, within forty-five days following a merger or consolidation or sale of substantially all assets, the Company may redeem the series A preferred stock at a price equal to 102% of the Liquidation Preference ($25.50 per share) plus accumulated and unpaid distributions.  The Company also may optionally redeem the series A preferred stock at 103.5% of the Liquidation Preference ($25.88 per share), plus accrued and unpaid distributions to the date of redemption, at any time following a rejection by the Company’s common stockholders of approval to permit convertibility.

If the Company engages in a disposition of 50% or more of its assets in one or a related series of transactions, and if stockholder approval to permit conversion has by that time been obtained, Inland

CUSIP No. 314308107

American will have full conversion rights before June 30, 2009.  The conversion rate for the series A preferred stock will be adjusted for stock splits, combinations, stock distributions and other similar recapitalization events.  At all times, conversion of the series A preferred stock will be subject to the Company’s articles and bylaws, including capital stock ownership limits and requirements that the Company’s ability to qualify as a REIT not be impaired.

Inland American will have no voting rights except to elect one member of the Company’s board of directors.  From and after the occurrence of the Company’s failure to pay distributions on the series A preferred stock for two quarters, or failure to satisfy certain financial covenants specified in its articles supplementary, Inland American will have the right to elect a maximum of one additional member of the Company’s board of directors (regardless of the number of such defaults in existence).  Inland American has selected Thomas H. McAuley, president of Inland Capital Markets Group, Inc., to serve on the Company’s board effective upon the first issuance of the series A preferred shares.  As a director, Mr. McAuley may have influence over the corporate activity of the Company, including activity which may relate to transactions described in Items 4(a) — (j) of Schedule 13D.  Mr. McAuley will be paid an annual fee of $50,000 in accordance with the Company’s compensation arrangement for directors.  In addition, he will receive an automatic annual grant of 1,000 restricted shares of the Company’s Shares which will be made the first business day following each annual meeting of the Company’s stockholders.

The series A preferred stock requires that, starting as of March 31, 2008 (upon public release of the unaudited interim financial statements for such date), the Company will satisfy a fixed charge coverage ratio and a capitalization ratio, each as defined in its articles supplementary.  The rights, preferences and privileges of the holder of the series A preferred shares are set forth in the articles supplementary filed by the Company with the State of Maryland on April 10, 2007.

Contemporaneously with the execution and delivery of the purchase agreement, Inland American and the Company entered into a registration rights agreement pursuant to which the Company agreed to provide certain registration rights under the Securities Act and the rules and regulations promulgated thereunder with respect to the series A preferred stock and any common stock of the Company that may be issuable upon any conversion of the series A preferred stock.  Under the registration rights agreement, the Company has agreed to register the series A preferred shares within 180 days of a written demand from us, so long as the Company is eligible to register those shares on Form S-3.

This Item 4 (and the other Items of this Amendment No. 1 to Schedule 13D) does not provide a complete description of the purchase agreement, the registration rights agreement and the Company’s articles supplementary.  The description above of each of these agreements and the articles supplementary is qualified in its entirety by reference to the actual terms of these agreements and the articles supplementary, which are incorporated herein by reference from the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 16, 2007.

Inland American continues to hold the Company’s Shares, the series A preferred shares and any series A preferred shares that Inland American converts into the Company’s Shares in the future for the purpose of making an investment in the Company.  Inland American has also considered, on a preliminary basis, various courses of action with respect to the Company, including:  (1) causing Inland American or a subsidiary or affiliate of Inland American to acquire additional Shares in a cash tender offer or exchange offer; (2) proposing a merger or similar transaction between Inland American or an affiliate of Inland American and the Company; and (3) seeking additional representation on the Company’s board of directors.  Inland American has not reached any conclusion as to any of the foregoing alternatives.  Pending a conclusion or a determination to dispose of all or a portion of the Shares which it owns, Inland American will hold all of these Shares as an investment.

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Until Inland American makes a decision concerning the alternatives described above, and depending on market conditions and other factors, Inland American may continue to purchase Shares in brokerage transactions on the New York Stock Exchange, or in private transactions if appropriate opportunities to do so are available on such terms and at such times as the purchaser considers desirable.

Inland American intends to continuously review its investment in the Company and may in the future change its present course of action and decide to pursue one of the alternatives discussed above in this Item 4.  Inland American may seek control of the Company or may merely seek to increase its investment in the Company without obtaining control.  Inland American may determine to dispose of all or a portion of the Shares that it now owns or may hereafter acquire.  In reaching any conclusion as to the foregoing, Inland American will consider various factors, such as the Company’s business and prospects, other developments concerning the Company (including, but not limited to, the attitude of the board of directors and management of the Company), other business opportunities available to Inland American, developments in Inland American’s business, general economic conditions, and money and stock market conditions.

Other than as described above, Inland American has no present plans or proposals which relate to or would result in:  (1) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (3) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (4) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (5) any material change in the present capitalization or dividend policy of the Company; (6) any other material change in the Company’s business or corporate structure; (7) changes in the Company’s charter, by-laws or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (8) causing a class of securities of the Company to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (9) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (10) any action similar to any of those enumerated above.  Item 4 disclosure provisions regarding any plans or proposals to make any changes in a company’s investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940 are not applicable.

Item 5.            Interest in Securities of the Issuer.

(a)          See response corresponding to row 11 of the cover page listing Inland American as the Reporting Person for the aggregate number of Shares beneficially owned by Inland American, which is incorporated herein by reference.  See response corresponding to row 13 of the cover page listing Inland American as the Reporting Person for the percentage of Shares beneficially owned by Inland American, which is incorporated herein by reference.  See response corresponding to row 11 of the cover page listing the Adviser as the Reporting Person for the aggregate number of Shares beneficially owned by the Adviser, which is incorporated herein by reference.  See response corresponding to row 13 of the cover page listing the Adviser as the Reporting Person for the percentage of Shares beneficially owned by the Adviser, which is incorporated herein by reference.  The Adviser makes decisions as to dispositions of the shares it holds for the account of Inland American by means of a three-person committee, subject to the approval of the president of the Adviser.  No one officer, director or other person has the ability to direct the disposition of the Shares by the Adviser; therefore, none of the members of this committee or the officers or directors of the Adviser beneficially owns such shares.  None of the executive officers or directors listed on Appendix A or Appendix B beneficially owns any Shares of the Company.

CUSIP No. 314308107

Inland American and Adviser beneficially own 1,283,500 Shares directly and, by virtue of its ownership of the 2,000,000 series A preferred shares upon closing of the transactions described in Item 4 above, 3,546,099 Shares assuming full conversion of the series A preferred shares at an initial conversion ratio of 1:1.77305.

(b)         See responses corresponding to rows seven through ten of the cover page listing Inland American as the Reporting Person for the number of Shares as to which Inland American has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition, which responses are incorporated herein by reference.  See responses corresponding to rows seven through ten of the cover page listing the Adviser as the Reporting Person for the number of Shares as to which the Adviser has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition, which responses are incorporated herein by reference.  The Adviser shares the power of disposition with Inland American pursuant to the terms of the Advisory Agreement.  None of the executive officers or directors listed on Appendix A or Appendix B beneficially owns any Shares of the Company.  Inland American and Adviser beneficially own 1,283,500 Shares directly and, by virtue of its ownership of the 2,000,000 series A preferred shares upon closing of the transactions described in Item 4 above, 3,546,099 Shares assuming full conversion of the series A preferred shares at an initial conversion ratio of 1:1.77305.

(c)          Except for the transactions described in Item 4, no transactions in the class of securities reported on were effected during the last sixty days by Inland American or Adviser or by any of the persons set forth on Appendix A and Appendix B.

(d)         None.

(e)          Not Applicable.

Item 6.                                   Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

The Adviser purchased the 1,283,500 Shares for the account of Inland American described in Item 3 above pursuant to the terms of the Advisory Agreement.  The Advisory Agreement provides that Adviser has full discretionary authority with respect to the investment and reinvestment of the assets of the account Inland American maintains with Adviser, subject to certain investment guidelines that Inland American may provide from time to time.  These guidelines take effect generally fifteen days after notice to Adviser.  Either party may terminate the Advisory Agreement upon thirty days’ written notice.   Inland American retains authority to direct the voting of the Shares.   The Advisory Agreement is attached to this Schedule 13D as Exhibit 7.1.

Other than as described in this Item 6 and in Item 4, there are no contracts, arrangements, understandings or relationships by or among the persons named in Item 2 regarding the Company’s securities.

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Item 7.                                   Material to be Filed as Exhibits.

EXH. NO.	DESCRIPTION

7.1	Advisory Agreement made and entered into as of November 15, 2005 by and between Inland American Real Estate Trust, Inc. and Inland Investment Advisors, Inc.
7.2	Joint Filing Agreement
7.3

Feldman Mall Properties, Inc. Articles Supplementary, dated April 10, 2007 (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 16, 2007).

7.4

Purchase Agreement, dated April 10, 2007, by and between Feldman Mall Properties, Inc. and Inland American Real Estate Trust, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 16, 2007).

7.5

Registration Rights Agreement, dated April 10, 2007, by and between Feldman Mall Properties, Inc. and Inland American Real Estate Trust, Inc. (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 16, 2007).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated : April 19, 2007	INLAND AMERICAN REAL ESTATE TRUST, INC.

/s/ Brenda G. Gujral
Brenda G. Gujral
President

Dated : April 19, 2007	INLAND INVESTMENT ADVISORS, INC.

/s/ Brenda G. Gujral
Brenda G. Gujral
Vice President

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EXHIBIT INDEX

EXH.
NO.	DESCRIPTION

7.1	Advisory Agreement made and entered into as of November 15, 2005 by and between Inland American Real Estate Trust, Inc. and Inland Investment Advisors, Inc.
7.2	Joint Filing Agreement
7.3

Feldman Mall Properties, Inc. Articles Supplementary, dated April 10, 2007 (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 16, 2007).

7.4

Purchase Agreement, dated April 10, 2007, by and between Feldman Mall Properties, Inc. and Inland American Real Estate Trust, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 16, 2007).

7.5

Registration Rights Agreement, dated April 10, 2007, by and between Feldman Mall Properties, Inc. and Inland American Real Estate Trust, Inc. (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 16, 2007).

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Appendix A

Executive Officers and Directors of Inland American

For purposes of Item 2(c) as it pertains to the executive officers and directors of Inland American whose principal employer is Inland Real Estate Investment Corporation, the principal business of the corporation is providing property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance, investment products and other services related to real estate.

Names and Titles of Inland American Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
J. Michael Borden, Director

President and chief executive officer of Freedom Plastics, Inc., Rock Valley Trucking Co., Inc., Total Quality Plastics, Inc., Rock Valley Leasing, Inc., Hufcor Inc., Airwall, Inc. and Soft Heat; chief executive officer of F. P. Investments.

Hufcor, Inc. P.O. Box 591 Janesville, WI 53547 United States Citizen
Brenda G. Gujral, President and Director	President, Inland Real Estate Investment Corporation.	Inland American Real Estate Trust, Inc. 2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
David Mahon, Director

Managing director of GE Antares Capital and one of GE Antares’ senior deal professionals in leveraged finance; works in capital markets where he is responsible for structuring and syndicating GE Antares’ transactions.

Antares Capital Corporation 311 S. Wacker Drive Suite 4400 Chicago, IL 60606 United States Citizen
Thomas F. Meagher, Director

Principal stockholder and chairman of Professional Golf Cars of Florida. Mr. Meagher currently serves on the board of directors of The Private Bank of Chicago, DuPage Airport Authority, the TWA Plan Oversight Committee and Festival Airlines.

Aside from the foregoing, Mr. Meagher is retired and has no principal employer.

Inland American Real Estate Trust, Inc. 2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Robert D. Parks, Chairman of the Board; Director	Chairman, Inland Real Estate Investment Corporation.	Inland American Real Estate Trust, Inc. 2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

A-1

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Paula Saban, Director

Designs and implements various financial solutions for clients with Bank of America’s Private Bank and Banc of America Investment Services, Inc.; manages a diverse client portfolio; responsible for client management and overall client satisfaction.

Aside from the foregoing, Ms. Saban is retired and has no principal employer.

Inland American Real Estate Trust, Inc. 2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
William J. Wierzbicki, Director

Registered Professional Planner in the Province of Ontario, Canada; member of both the Canadian Institute of Planners and the Ontario Professional Planners Institute; sole proprietor of “Planning Advisory Services,” a land-use planning consulting service providing consultation and advice to various local governments, developers and individuals; chairman of the Sault North Planning Board, which is responsible for land-use planning for 32 unorganized townships north of the city of Sault Ste. Marie and was a provincial government appointment and has served three consecutive three-year terms with six years as the chairman of the board; independent director on the Sault Area Hospital board of directors and sits on that board’s New Hospital Planning Committee and the Quality and Performance Committee.

Aside from the foregoing, Mr. Wierzbicki is retired and has no principal employer.

28 Tadcaster Place Sault Ste. Marie, Ontario Canada P6B 5E4 Canadian Citizen
Roberta S. Matlin, Vice president — administration	Senior Vice President, Inland Real Estate Investment Corporation.	Inland American Real Estate Trust, Inc. 2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Lori Foust, Treasurer and principal accounting officer

Treasurer and principal accounting officer of Inland American; Vice President of Inland Western Retail Real Estate Advisory Services, Inc.; principal accounting officer for Inland Western Retail Real Estate Trust.

Ms. Foust’s principal employer is Inland Real Estate Investment Corporation.

Inland American Real Estate Trust, Inc. 2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Scott W. Wilton, Secretary

Secretary of Inland American; assistant vice president of The Inland Real Estate Group, Inc.; assistant counsel with The Inland Real Estate Group law department; secretary of Inland Retail Real Estate Trust, Inc. and Inland Retail Real Estate Advisory Services, Inc; secretary of Inland Real Estate Exchange Corporation; secretary of Inland Western Retail Real Estate Trust, Inc.

Mr. Wilton’s principal employer is The Inland Real Estate Group of Companies, Inc.

Inland American Real Estate Trust, Inc. 2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

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CUSIP No. 314308107

Appendix B

Executive Officers and Directors of Adviser

For purposes of Item 2(c) as it pertains to the executive officers and directors of the Adviser whose principal employer is Inland Real Estate Investment Corporation or The Inland Group, Inc., the principal business of those corporations is providing property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance, investment products and other services related to real estate.

Names and Titles of Adviser Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Principal Business Conducted by Employer; Business or Residence Address; Citizenship
Brenda G. Gujral, Director & Vice President	President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Roberta S. Matlin, Director & President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Daniel L. Goodwin, Director	Chairman, The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Robert D. Parks, Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Catherine L. Lynch, Treasurer and Secretary	Treasurer and Secretary, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

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